CERTIFICATE OF DESIGNATION

FOR

SERIES A PREFERRED STOCK

OF

GOLDEN ROYAL DEVELOPMENT INC.

Golden Royal Development Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”) and acting under Section 151 of GCL, does hereby submit the following Certificate of Designation of its Series A Preferred Stock.

FIRST: The name of the Corporation is Golden Royal Development Inc.

SECOND: By unanimous consent of the Board of Directors of the Corporation dated March 29, 2017, the following resolutions were duly adopted:

WHEREAS the Certificate of Incorporation of the Corporation authorizes Preferred Stock consisting of 5,000,000 shares, par value $0.00001 per share, issuable from time to time in one or more series; and

WHEREAS the Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and by the provisions of Article FOURTH of the Corporation’s Certificate of Incorporation, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, and preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED that pursuant to Article FOURTH of the Corporation’s Certificate of Incorporation, there is hereby established a new series of one thousand (1,000) shares of Preferred Stock of the Corporation (the Series A Preferred Stock”) to have the designation, rights, preferences, powers, restrictions and limitations set forth as follows:

1.	Stated Value. Each share of Series A Preferred shall have a stated value equal to $0.00001.

2.	Voting. The holders of the Series A Preferred Stock shall be entitled to vote in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. For this purpose, the holders of Series A Preferred Stock shall be given notice of any meeting of stockholders as to which the holders of Common Stock are given notice in accordance with the bylaws of the Corporation. As to any matter on which the holders of Series A Preferred Stock shall be entitled to vote, the holder of a single share of Series A Preferred Stock shall have voting rights equal to 0.051% of the total shares entitled to vote by the holders of all of the then outstanding shares of voting stock of the Corporation, such that, if there are one thousand (1,000) shares of Series A Preferred Stock outstanding, then the holders of those shares will have 51% of the voting power of the Corporation.

Notwithstanding anything herein to the contrary, the consent of the holders of all of the outstanding shares of Series A Preferred Stock, voting as a separate class, shall be required to authorize (by action of the shareholders) or designate (by action of the board of directors) any class or series of capital stock of the Corporation with voting rights that would diminish the voting power of the holders of the Series A Preferred Stock.

3.	Dividends. The holders of Series A Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors of the Corporation. The right to dividends on shares of Series A Preferred Stock shall be non-cumulative and no right shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared in any prior period.

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4.	Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, the holder of each share of the Series A Preferred Stock shall be entitled to receive in cash out of the net assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of common stock or to the holders of any other class or series of equity stock, an amount equal to the stated value of that share.

5.	Vote to Change the Terms of Series A Preferred Stock. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than all of the then outstanding shares of Series A Preferred Stock shall be required for any change to the Corporation’s Certificate of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series A Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its President on March 29, 2017.

/s/ Jacob Roth
Jacob Roth, President

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